

July 29, 2014

<u>Via E-mail</u>
Zong Yun Zhou
Chief Financial Officer
SORL Auto Parts, Inc.
No.1169 Yumeng Road
Ruian Economic Development District
Ruian City, Zhejiang Province 325200
People's Republic of China

> **Re:** **SORL Auto Parts, Inc.**
> **Form 10-K for the year ended December 31, 2013**
> **Filed March 31, 2014**
> **Form 10-Q for the quarter ended March 31, 2014**
> **Filed May 15, 2014**
> **File No. 000-11991**

Dear Ms. Zhou:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings and by providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K

Financial Statements, page 31
Notes to Consolidated Financial Statements, page 37
Note 5 – Accounts Receivable, page 44

1. Please tell us, and revise to disclose, the nature of facts and circumstances that resulted in the significant increase to your allowance for doubtful accounts during 2013. Your response and revised disclosure should clearly explain the nature and timing of the events and circumstances that resulted in your allowance increasing from approximately $1 million at December 31, 2012 to $3.8 million at December 31, 2013.

Note 9 – Land Use Rights, page 45

2. We note from our prior review of your December 31, 2010 10-K that you were involved at that time in ongoing negotiations with the Chinese government concerning taxes due related to your land use rights. We also note from the disclosures included in Note 9 that you continue to be involved in these negotiations regarding taxes related to your land use rights. As your disclosures do not appear to provide any updated information with respect to these negotiations, please tell us the current status of your negotiations with the Chinese government and indicate when you expect these negotiations to be resolved or concluded. Also, please revise Note 9 to disclose any potential adverse implications to the company that could occur if you are unable to successfully resolve the tax issues and obtain the land use right certificate and the property ownership certificate for the land and related building.

Note 21 – Segment Information, page 51

3. The business section of your 10-K indicates that you mainly produce brakes for commercial and passenger vehicles. However, we note from your website that you also produce chassis and steering systems as well as electrics. To the extent that your revenues from the sale of other products are material, please revise to disclose the revenue associated with your various products as required by ASC 280-10-50-40.

Form 10-Q for the quarter ended March 31, 2014
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17
Results of Operations, page 18
Costs of Sales and Gross Profit, page 19

4. We note from the discussion on page 19 that gross margin increased during the three months ended March 31, 2014 primarily because there have been reclassifications of certain costs associated with post-sales product modifications at OEM sites from cost of

sales to selling and distribution expenses. Please tell us and revise to explain the nature and amount of the costs that have been reclassified from cost of sales to selling and distribution expenses. As part of your response, please explain why you believe the reclassification of these costs to selling and distribution expenses from cost of sales is appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief